SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago, December 19th, 2017

Mr. Carlos Pavez Tolosa

Superintendent

Superintendency of Securities and Insurance

Avda. Libertador Bernardo O’Higgins 1449

Dear Sir:

The undersigned, on behalf of the corporation (sociedad anónima) named Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco,” both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby communicates to you the following material information concerning the Company and its businesses, pursuant to the provisions of article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by this Superintendence:

As of today, the subsidiaries of Arauco named Inversiones Arauco Internacional Limitada and AraucoMex, S.A. de C.V., agreed with the Chilean company Masisa S.A. (“Masisa”) the purchase of all of the shares of Masisa’s Mexican subsidiaries, named Maderas y Sintéticos de México, S.A. de C.V., Maderas y Sintéticos Servicios, S.A. de C.V., Masisa Manufactura, S.A. de C.V., Placacentro Masisa México, S.A. de C.V. and Masnova Química, S.A. de C.V., henceforth, the “Transaction.”

The price of the Transaction would amount to a value of US$245 million, to be disbursed to Masisa at the closing of the Transaction.

The main assets of Masisa’s Mexican subsidiaries consist of three industrial complexes located in Chihuahua, Durango and Zitácuaro, that jointly have three Particleboard (PB) lines with an annual installed capacity of 519,000 m3;; a MDF line with an annual installed capacity of 220,000 m3; three melamine coating lines with an annual installed capacity of 426,000 m3; a chemical plant with an annual installed capacity of 66,000 tons of resins and 60,600 tons of formaldehyde; and impregnation lines with an aggregate annual installed capacity of 22.8 million m2. Further, Maderas y Sintéticos de México, S.A. de C.V. is the lessee of a chemical plant in Lerma, with an annual installed capacity of 43,200 tons of resins and 22,000 tons of formaldehyde.

In the event that the Transaction is consummated, Arauco would reach an installed capacity of wood based panels of more than 10 million m3, thus consolidating its position as the second manufacturer on a worldwide scale.

The consummation of the Transaction is subject to a series of conditions precedent, customary in this type of transactions, with the most relevant one being the approval by the Mexican antitrust authority (Comisión Federal de Competencia Económica or “COFECE”). Arauco estimates that the Transaction should be completed during 2018.

Arauco estimates that this Transaction will bring about positive effects in the Company’s results, although, at this time, it is not possible to quantify these effects.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Valparaiso Securities Exchange. Casilla 218-V, Valparaíso

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: December 21, 2017	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer